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EXHIBIT (a)(1)(viii)

E-mail
To:	Eligible Weider Nutrition International Employees
From:	Tom Elitharp
Date:	September 30, 2002

Dear Weider Nutrition International Employee:

        There are less than two weeks left for you to elect to exchange your stock options under Weider Nutrition International's Stock Option Exchange Program.

        Reminder: If you wish to participate in this program, your Election Concerning Exchange of Stock Options form must be received by Tom Elitharp, Executive Vice President—Operations and Support Services, no later than 5:00 p.m. Mountain Time on Thursday, October 10, 2002, unless this offer is extended. Please ensure that you receive a confirmation from us after you submit your election form.

        If you have questions about the Offer to Exchange Certain Outstanding Options or the Election Concerning Exchange of Stock Options form, please send your question to our internal e-mail address: optioninfo@weider.com and a response will be delivered back to you.

        You can view the Option Exchange Web Site through your web browser at:

        http://weiderwise/pages/departments/human_resources.com

        The website will allow you to view the following documents:

* Frequently Asked Questions (Summary Term Sheet)
* Offer to Exchange
* Election Form (can be printed and sent via internal mail, facsimile or post)
* Withdrawal Form (can be printed and sent via internal mail, facsimile or post)
* E-mail Communication from Bruce J. Wood, CEO & President, dated September 12, 2002
* E-mail Communication from Tom Elitharp dated September 12, 2002

                      Sincerely,

                      Tom Elitharp

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  EXHIBIT (a)(1)(viii)